UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

October 2004

TOTAL S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

SIGNATURES
EXHIBIT INDEX
EX-99.1: TOTAL AND SINOCHEM
EX-99.2: FIRST GAS DISCOVERY IN BOLIVIA
EX-99.3: TOTAL SEPARATES ITS CROSS-SHAREHOLDINGS
EX-99.4: SERVICE STATIONS IN PUERTO RICO
EX-99.5: SABINE PASS TERMINAL PROJECT
EX-99.6: TOTAL REPORTS THIRD QUARTER 2004 RESULTS
EX-99.7: CONSOLIDATED ACCOUNTS & THE NOTES THERETO
EX-99.8: SALES FOR 1ST NINE MONTHS 2004

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.
Date: November 16th, 2004	By:	/s/ Charles Paris de Bollardière
		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer

EXHIBIT INDEX

➢	EXHIBIT 99.1:	Joint Venture Project between Total and Sinochem to set up a Service Station Network in Northern China (October 9, 2004).

➢	EXHIBIT 99.2:	First Gas Discovery in Bolivia’s Ipati Block (October 11, 2004).

➢	EXHIBIT 99.3:	France: Total Separates its Cross-Shareholdings with Gaz de France in GSO and CMF and Confirms its access to Capacity as well as Acquisition of an Interest in the Fos Cavaou LNG Terminal (October 18, 2004).

➢	EXHIBIT 99.4:	Total acquires a hundred service stations in Puerto Rico (November 2, 2004).

➢	EXHIBIT 99.5:	Total acquires LNG regasification capacity rights at the US Sabine Pass terminal project (November 9, 2004).

➢	EXHIBIT 99.6:	Total reports third quarter 2004 results (November 10, 2004).

➢	EXHIBIT 99.7:	Total S.A.’s Consolidated Accounts for the First Nine Months Ended September 30, 2004, together with the Notes thereto (November 10, 2004).

➢	EXHIBIT 99.8:	Total’s sales for first nine months 2004